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                                                                    EXHIBIT 99.2

                            RAMSAY HEALTH CARE, INC.

                                  NEWS RELEASE

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FOR IMMEDIATE RELEASE
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                       RAMSAY HEALTH CARE, INC. ANNOUNCES
                        PRIVATE PLACEMENT OF COMMON STOCK
                          AND PARTIAL RECAPITALIZATION

CORAL GABLES, FLORIDA NOVEMBER 2, 1998 . . . Ramsay Health Care, Inc. (NASDAQ:RHCI) announced today a private placement of $3.5 million of common stock and a partial recapitalization which will result in the Company increasing net worth by approximately $8.9 million.

The private placement, which closed on October 30, 1998, consisted of the purchase by Luis E. Lamela, the Chief Executive Officer of the Corporation, of $1,000,000 of shares of common stock, the purchase by a corporate affiliate of Paul J. Ramsay, the Chairman of the Corporation, of $540,000 of shares of common stock, and the purchase by unaffiliated third parties of an aggregate of $1,960,000 of shares of common stock, all at a purchase price of $1 1/8 per share (the closing bid price on October 26, 1998, the date of the subscription agreements).

The partial recapitalization will consist of the exchange of approximately $4.4 million of outstanding shares of Series 1997-A Preferred Stock including accrued dividends, and $1 million of subordinated indebtedness held by a corporate affiliate of Mr. Ramsay, for shares of the Corporation's common stock also valued at $1 1/8 per share. The partial recapitalization is subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act and other customary conditions.

The foregoing securities have not been registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Contact: Isa Diaz
         Vice President Corporate Relations
         (305) 569-4626